UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 11, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	$	$	$	$
Revenue	201,517	190,816	195,677	200,635
Cost of sales	149,715	149,720	149,885	157,838

Gross profit	51,802	41,096	45,792	42,797

Gross margin	25.7%	21.5%	23.4%	21.3%

Selling, general and administrative expenses	26,282	23,384	25,765	17,927
Research expenses	2,734	2,542	2,753	2,499

	29,016	25,926	28,518	20,426

Operating profit before manufacturing facility closures, restructuring and other related charges	22,786	15,170	17,274	22,371

Manufacturing facility closures, restructuring and other related charges	2,090	1,733	2,683	181

Operating profit	20,696	13,437	14,591	22,190

Finance costs
Interest	1,022	982	1,036	919
Other expense (income), net	411	(91)	504	(651)

	1,433	892	1,540	268

Earnings before income tax expense (benefit)	19,263	12,545	13,051	21,922
Income tax expense (benefit)
Current	3,197	2,076	2,592	3,281
Deferred	2,408	940	(7,033)	2,987

	5,605	3,016	(4,441)	6,268

Net earnings	13,658	9,530	17,492	15,654

Earnings per share
Basic	0.23	0.16	0.30	0.26
Diluted	0.22	0.16	0.29	0.26

Weighted average number of common shares outstanding
Basic	58,657,691	58,655,667	58,802,897	59,785,871
Diluted	60,834,393	60,035,667	60,316,201	60,879,777

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
	$	$	$	$
Revenue	196,586	189,009	200,750	209,109
Cost of sales	154,178	151,994	164,527	168,447

Gross profit	42,408	37,015	36,223	40,662

Gross margin	21.6%	19.6%	18.0%	19.4%

Selling, general and administrative expenses	22,253	18,127	23,261	23,153
Research expenses	2,141	2,066	2,354	1,778

	24,394	20,193	25,615	24,931

Operating profit before manufacturing facility closures, restructuring and other related charges	18,014	16,822	10,608	15,731

Manufacturing facility closures, restructuring and other related charges	142	660	963	1,560

Operating profit	17,872	16,162	9,645	14,171

Finance costs (income)
Interest	982	616	2,069	867
Other expense (income), net	395	(641)	380	426

	1,377	(25)	2,449	1,293

Earnings before income tax expense (benefit)	16,495	16,187	7,196	12,878
Income tax expense (benefit)
Current	1,249	1,063	(768)	2,914
Deferred	3,498	3,346	1,907	3,953

	4,747	4,409	1,139	6,867

Net earnings	11,748	11,778	6,057	6,011

Earnings per share
Basic	0.20	0.19	0.10	0.10
Diluted	0.19	0.19	0.10	0.10

Weighted average number of common shares outstanding
Basic	59,727,825	60,471,031	60,427,043	60,790,184
Diluted	61,739,717	62,198,126	62,307,696	62,457,931

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of August 10, 2016, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2016 and 2015 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.

Overview

The Company reported a 2.5% increase in revenue for the second quarter of 2016 compared to the second quarter of 2015 and a 1.7% increase in revenue for the first six months of 2016 compared to the same period in 2015. The increase in revenue compared to the second quarter of 2015 was primarily due to additional revenue from the TaraTape acquisition, a decrease in the South Carolina Commissioning Revenue Reduction (defined later in this document) and increased sales volume, partially offset by a decrease in average selling price, including the impact of product mix. The increase in revenue for the first six months of 2016 compared to the same period in 2015 was primarily due to additional revenue from the Better Packages and TaraTape acquisitions (“Acquisitions”) and increased sales volume, partially offset by a decrease in average selling price, including the impact of product mix and an increase in the South Carolina Commissioning Revenue Reduction. Embedded in the changes in product mix and sales volume is an estimate of lost sales of masking tape and stencil products due to the impact of the South Carolina Flood (defined later in this document) totalling $5 million for the second quarter of 2016 and $11 million for the first six months of 2016.

Gross margin increased to 25.7% in the second quarter of 2016 compared to 21.6% in the second quarter of 2015 primarily due to South Carolina Flood insurance claim settlement proceeds, the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and lower raw material costs. Gross margin increased to 23.7% in the first six months of 2016 compared to 20.6% for the same period in 2015. Gross margin increased primarily due to an increase in the spread between selling prices and lower raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs.

The Company estimates that the South Carolina Flood had a net positive impact on its gross profit of approximately $3 million in the second quarter of 2016 and did not significantly impact its gross profit in the first six months of 2016. The South Carolina Flood impacts are due to lost gross profit on the lost sales as well as incremental costs from alternative product sourcing net of insurance claim settlement proceeds.

Net earnings for the second quarter of 2016 increased to $13.7 million ($0.23 basic earnings per share and $0.22 diluted earnings per share) from $11.7 million for the second quarter of 2015 ($0.20 basic earnings per share and $0.19 diluted earnings per share). The increase was primarily due to an increase in gross profit and additional net earnings in 2016 derived from the Acquisitions. The favourable impacts on net earnings were partially offset by increases in (i) selling, general and administrative expenses (“SG&A”) mainly relating to variable compensation expense; and (ii) manufacturing facility closure charges relating to the South Carolina Flood.

Net earnings for the first six months of 2016 decreased to $23.2 million ($0.40 basic earnings per share and $0.38 diluted earnings per share) from $23.5 million for the same period in 2015 ($0.39 basic earnings per share and $0.38 diluted earnings per share). The decrease was primarily due to increases in (i) SG&A mainly relating to variable and stock-based compensation expenses, and employee related costs to support growth initiatives in the business; and (ii) manufacturing facility closure charges relating to the South Carolina Flood. These unfavourable impacts on net earnings were largely offset by an increase in gross profit and additional net earnings in 2016 derived from the Acquisitions.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the second quarter of 2016 increased to $20.3 million ($0.35 basic adjusted earnings per share and $0.33 diluted adjusted earnings per share) from $14.1 million ($0.24 basic adjusted earnings per share and $0.23 diluted adjusted earnings per share) for the second quarter of 2015. Adjusted net earnings increased primarily due to an increase in gross profit and additional adjusted net earnings in 2016 derived from the Acquisitions, partially offset by an increase in SG&A mainly relating to variable compensation expenses and employee related costs to support growth initiatives in the business.

Adjusted net earnings for the first six months of 2016 increased to $34.3 million ($0.59 basic adjusted earnings per share and $0.57 diluted adjusted earnings per share) from $26.8 million ($0.45 basic adjusted earnings per share and $0.43 diluted adjusted earnings per share) for the same period in 2015. Adjusted net earnings increased primarily due to an increase in gross profit, a decrease in income tax expense and additional adjusted net earnings in 2016 derived from the Acquisitions. These favourable impacts on adjusted net earnings were partially offset by an increase in SG&A mainly relating to variable compensation expenses and employee related costs to support growth initiatives in the business.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) for the second quarter of 2016 increased to $33.0 million from $27.1 million for the second quarter of 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in SG&A mainly relating to variable compensation expenses and employee related costs to support growth initiatives in the business.

Adjusted EBITDA for the first six months of 2016 increased to $57.0 million from $50.6 million for the same period in 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA in 2016 derived from the Acquisitions, partially offset by an increase in SG&A mainly relating to variable compensation expenses and employee related costs to support growth initiatives in the business.

On August 10, 2016, the Board of Directors amended the Company’s dividend policy to increase the annualized dividend from $0.52 to $0.56 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. Since the dividend policy was reinstated in August 2012, the Company has paid an aggregate of $88.3 million in dividends.

On August 10, 2016, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on September 30, 2016 to shareholders of record at the close of business on September 15, 2016.

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. Also as a result of the damage, production of masking tape was relocated to the Company’s Blythewood, South Carolina facility and temporarily to the Marysville, Michigan facility.

The Company, along with its insurers and advisors, continues to assess the damage. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies. The Company has received a total of $10.0 million in insurance claim settlement proceeds to date of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in the fourth quarter of 2015 and $4.5 million and $0.5 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in the second quarter of 2016.

The Company estimates that the South Carolina Flood had the following impacts on its results:

•	Reductions in revenue of approximately $5 million and $11 million for the second quarter and first six months of 2016, respectively, related to lost sales of masking tape and stencil products;

•	Improvement in gross profit and adjusted EBITDA of approximately $3 million for the second quarter of 2016 as a result of insurance claim settlement proceeds of $4.5 million included in cost of sales offsetting the negative impacts of the South Carolina Flood;

•	Improvement in adjusted net earnings of approximately $2 million for the second quarter of 2016 as a result of insurance claim settlement proceeds of $4.5 million included in cost of sales offsetting the negative impacts of the South Carolina Flood;

•	Gross profit, adjusted EBITDA and adjusted net earnings for the first six months of 2016 were not impacted as a result of insurance claims settlement proceeds of $4.5 million included in cost of sales offsetting the negative impacts of the South Carolina Flood; and

•	Improvement in net earnings of approximately $1 million for the second quarter of 2016 and a reduction in net earnings of $2 million for the first six months of 2016, net of the benefit from insurance claim settlement proceeds totalling $5.0 million.

The impact on gross profit, net earnings, adjusted net earnings and adjusted EBITDA includes lost gross profit on lost sales as well as incremental costs from alternative product sourcing. Also included in the net earnings impact above is $1.4 million and $2.9 million of manufacturing facility closures, restructuring and other related charges for the second quarter and first six months of 2016, respectively, net of the benefit from insurance claim settlement proceeds within the same caption of $0.5 million. These charges related to damage to property as well as subsequent clean-up and insurance claim preparation costs.

Going forward, the Company still expects, but is currently unable to provide a reliable estimate for the amount and timing of, future: insurance recoveries, business interruption losses (including, but not limited to, lost sales and additional costs from temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

The Blythewood, South Carolina facility’s duct tape production is meeting targeted production levels and has contributed a net positive impact on gross profit and adjusted EBITDA in the second quarter and first six months of 2016. In regards to masking tape production, the Company has been working on optimizing the related production processes since that production was transferred to the Blythewood facility in the fourth quarter of 2015. Since that time the Company has made significant improvements in this objective. However, since the end of the second quarter of 2016, the Company has made significantly less progress than expected on reducing the inefficiencies in masking tape production as well as eliminating certain quality issues in relation to one of the masking tape products. These masking tape production inefficiencies largely offset the cost savings realized by the duct tape production resulting in a slightly positive impact to the results realized in the second quarter of 2016 as compared to the more significant positive impact of the project to the first quarter of 2016 results. The table below presents the impact of the South Carolina Project on gross profit and adjusted EBITDA:

	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$	$
Cost savings, net of production ramp-up inefficiencies	0.2	1.3	(1.3)	1.6	(1.3)
South Carolina Duplicate Overhead Costs	—	—	0.8	—	3.0

Impact on gross profit	0.2	1.3	(2.1)	1.6	(4.3)
Addback: Non-cash South Carolina Duplicate Overhead Costs	—	—	0.0	—	0.4

Impact on adjusted EBITDA	0.2	1.3	(2.1)	1.6	(3.9)

The Company recorded $4.3 million and $2.1 million in the first and second quarters of 2016, respectively, for the South Carolina Commissioning Revenue Reduction. As previously stated, the impact of the South Carolina Commissioning Revenue Reduction on gross profit is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As of June 30, 2016, capital expenditures for the South Carolina Project since inception totalled $59.8 million. South Carolina Project capital expenditures recorded were $0.7 million and $2.8 million for the second quarter and first six months of 2016, respectively. Total capital expenditures for the South Carolina Project from inception to the completion of the project are expected to remain at approximately $60 million.

The Company still expects the cost savings from the South Carolina Project to have a significant net positive impact on gross profit and adjusted EBITDA in 2016 as compared to 2015, given the success of duct tape production and the expected improvements to masking tape production. The Company continues to work aggressively on optimizing the masking tape production process mainly through minimization of production waste and machine downtime as well as achieving target quality levels on one of the masking tape products. However, as a result of the current production issues in regard to masking tape production, the Company now believes there is a possibility of not realizing all of our target annual cost savings of $13 million by the beginning of 2017 and will provide further guidance towards the end of the year.

Outlook

•	The Company expects gross margin for 2016 to be between 23% and 24%.

•	Adjusted EBITDA for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood. While South Carolina Flood costs and lost sales are expected to be substantially offset by insurance claim settlement proceeds, the timing of the insurance claim settlement proceeds is uncertain.

•	Manufacturing cost reductions for 2016 are expected to be between $8 and $11 million, excluding any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	The Company expects revenue, gross margin and adjusted EBITDA, excluding the impact of the South Carolina Flood, to be greater in the third quarter of 2016 than in the third quarter of 2015.

Results of Operations

Revenue

Revenue for the second quarter of 2016 totalled $201.5 million, a $4.9 million or 2.5% increase from $196.6 million for the second quarter of 2015 primarily due to:

•	Additional revenue of $4.8 million due to the TaraTape acquisition;

•	A decrease in the South Carolina Commissioning Revenue Reduction of $2.8 million to $2.1 million in the second quarter of 2016 from $4.9 million in the second quarter of 2015;

•	An increase in sales volume, excluding Acquisitions, of approximately 0.8% or $1.6 million due to an increase in demand for woven products. The Company believes that the increased sales volume was primarily due to growth in the building and construction market;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.1% which had an unfavourable impact of approximately $4.3 million primarily due to:

•	an unfavourable product mix in the tape and woven product categories; and

•	lower average selling prices primarily driven by lower petroleum-based raw material costs.

Embedded in the changes in product mix and sales volume in the second quarter of 2016 is an estimate of $5 million of lost sales due to the impact of the South Carolina Flood.

Revenue for the second quarter of 2016 totalled $201.5 million, a $10.7 million or 5.6% increase from $190.8 million for the first quarter of 2016 primarily due to:

•	An increase in sales volume of approximately 3.2% or $6.3 million due to an increase in demand for certain tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in demand for certain industrial tape product offerings; and

•	growth in the building and construction market;

•	An increase in average selling price, including the impact of product mix, of approximately 1.2% or $2.3 million due to:

•	a favourable impact of foreign exchange (“FX”) of approximately $0.9 million due to a weakening of the US dollar compared to the Canadian dollar and Euro;

•	higher average selling price primarily due to announced price increases in the first quarter of 2016; and

•	a favourable product mix primarily in certain tape and film product categories;

•	A decrease in the South Carolina Commissioning Revenue Reduction of $2.2 million to $2.1 million in the second quarter of 2016 from $4.3 million in the first quarter of 2016.

Embedded in the changes in product mix and sales volume in each of the first and second quarters of 2016 is an estimate of $5 million of lost sales from the impact of the South Carolina Flood.

Revenue for the first six months of 2016 totalled $392.3 million, a $6.7 million or 1.7% increase from $385.6 million for the same period in 2015 primarily due to:

•	Additional revenue of $16.3 million due to the Acquisitions;

•	An increase in sales volume, excluding Acquisitions, of approximately 1.8% or $7.1 million primarily due to increased demand for certain tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings; and

•	growth in the building and construction market;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 3.9% or $15.2 million due to:

•	lower average selling price mainly driven by lower petroleum-based raw material costs;

•	an unfavourable product mix primarily in the Company’s tape product categories; and

•	an unfavourable FX impact of approximately $2.0 million due to strengthening of the US dollar primarily compared to the Canadian dollar;

•	An increase in the South Carolina Commissioning Revenue Reduction of $1.5 million to $6.3 million in the first six months of 2016 from $4.9 million for the same period in 2015.

Embedded in the changes in product mix and sales volume in the first six months of 2016 is an estimate of $11 million of lost sales due to the impact of the South Carolina Flood.

Gross Profit and Gross Margin

Gross profit totalled $51.8 million for the second quarter of 2016, a $9.4 million or 22.2% increase from $42.4 million for the second quarter of 2015. Gross margin was 25.7% in the second quarter of 2016 and 21.6% in the second quarter of 2015.

•	Gross profit increased primarily due to South Carolina Flood insurance claim settlement proceeds, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and lower raw material costs, and additional gross profit in 2016 derived from the Acquisitions.

•	Gross margin increased primarily due to South Carolina Flood insurance claim settlement proceeds, the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and lower raw material costs.

Gross profit totalled $51.8 million for the second quarter of 2016, a $10.7 million or 26.1% increase from $41.1 million for the first quarter of 2016. Gross margin was 25.7% in the second quarter of 2016 and 21.5% in the first quarter of 2016.

•	Gross profit increased primarily due to South Carolina Flood insurance claim settlement proceeds and an increase in sales volume.

•	Gross margin increased primarily due to South Carolina Flood insurance claim settlement proceeds and a favourable product mix variance.

Gross profit totalled $92.9 million for the first six months of 2016, a $13.5 million or 17.0% increase from $79.4 million for the same period in 2015. Gross margin was 23.7% in the first six months of 2016 and 20.6% for the same period in 2015.

•	Gross profit increased primarily due to an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs and additional gross profit in 2016 derived from the Acquisitions. These favourable impacts were partially offset by an unfavourable product mix variance.

•	Gross margin increased primarily due to an increase in the spread between selling prices and lower raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs.

Selling, General and Administrative Expenses

SG&A for the second quarter of 2016 totalled $26.3 million, a $4.0 million or 18.1% increase from $22.3 million for the second quarter of 2015. The increase was primarily due to an increase in variable compensation expense, employee related costs to support growth initiatives in the business and additional SG&A in 2016 derived from the TaraTape acquisition.

SG&A for the second quarter of 2016 increased $2.9 million or 12.4% from $23.4 million in the first quarter of 2016. The increase was primarily due to an increase in variable and stock-based compensation expense.

SG&A for the first six months of 2016 totalled $49.7 million, a $9.3 million or 23.0% increase from $40.4 million for the same period in 2015. The increase was primarily due to an increase in variable and stock-based compensation expense, additional SG&A in 2016 derived from the Acquisitions and employee related costs to support growth initiatives in the business.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the second quarter of 2016 totalled $2.1 million, a $1.9 million increase from $0.1 million for the second quarter of 2015 and a $0.4 million increase from $1.7 million in the first quarter of 2016. The increase from the second quarter of 2015 was primarily due to (i) $1.4 million of South Carolina Flood costs net of the benefit from insurance claim settlement proceeds of $0.5 million, and (ii) $0.4 million of South Carolina Project equipment relocation costs incurred in the second quarter of 2016.

Manufacturing facility closures, restructuring and other related charges for the first six months of 2016 totalled $3.8 million, a $3.0 million increase from $0.8 million for the same period in 2015, primarily due to $2.9 million of South Carolina Flood costs net of the benefit from insurance claim settlement proceeds of $0.5 million.

The South Carolina Flood costs recorded within this caption in the second quarter and first six months of 2016 are discussed in the section above entitled “Columbia, South Carolina Flood Update”.

Finance Costs

Finance costs for the second quarter of 2016 totalled $1.4 million and were approximately the same as in the second quarter of 2015.

Finance costs for the second quarter of 2016 increased $0.5 million from $0.9 million in the first quarter of 2016, primarily due to an FX loss in the second quarter of 2016, compared to an FX gain during the first quarter of 2016.

Finance costs for the first six months of 2016 totalled $2.3 million, a $1.0 million increase from $1.4 million in the same period in 2015. This increase is primarily due to lower FX gains in 2016 and higher interest expense as a result of (i) entering into an interest rate swap agreement in August of 2015, (ii) a higher average cost of debt and (iii) a higher average amount of debt outstanding.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate:

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
Income tax expense	5.6	4.7	8.6	9.2
Earnings before income tax expense	19.3	16.5	31.8	32.7
Effective tax rate	29.1%	28.8%	27.1%	28.0%

Net Earnings

Net earnings for the second quarter of 2016 totalled $13.7 million, a $1.9 million increase from $11.7 million for the second quarter of 2015, primarily due to an increase in gross profit and additional net earnings in 2016 derived from the Acquisitions. These favourable impacts on net earnings were partially offset by increases in SG&A and manufacturing facility closures, restructuring and other related charges. The Company estimates that its net earnings for the second quarter of 2016 were positively impacted by the South Carolina Flood by approximately $1 million as a result of insurance claim settlement proceeds totalling $5.0 million offsetting the negative net earnings impact of the South Carolina Flood.

Net earnings for the second quarter of 2016 increased $4.1 million from $9.5 million for the first quarter of 2016, primarily due to an increase in gross profit, partially offset by increases in SG&A, and income tax expense mainly due to higher earnings.

Net earnings for the first six months of 2016 totalled $23.2 million, a $0.3 million decrease from $23.5 million for the same period in 2015. The decrease was primarily due to increases in SG&A and manufacturing facility closure charges, which were largely offset by an increase in gross profit and additional net earnings in 2016 derived from the Acquisitions. The Company estimates that its net earnings for the first six months of 2016 were negatively impacted by the South Carolina Flood by approximately $2 million net of the benefit from insurance claim settlement proceeds totalling $5.0 million.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers) (Unaudited)

	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$	$
Net earnings	13.7	9.5	11.7	23.2	23.5
Manufacturing facility closures, restructuring and other related charges	2.1	1.7	0.1	3.8	0.8
Stock-based compensation expense	2.5	1.6	2.1	4.1	2.1
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	0.0	—	0.2	(0.0)
Loss (gain) on disposals of property, plant and equipment	0.1	(0.0)	0.0	0.1	0.0
Income tax effect of these items	1.8	1.1	0.1	2.9	0.3

Adjusted net earnings	20.3	14.0	14.1	34.3	26.8

Earnings per share
Basic	0.23	0.16	0.20	0.40	0.39
Diluted	0.22	0.16	0.19	0.38	0.38
Adjusted earnings per share
Basic	0.35	0.24	0.24	0.59	0.45
Diluted	0.33	0.23	0.23	0.57	0.43
Weighted average number of common shares outstanding
Basic	58,657,691	58,655,667	59,727,825	58,656,679	60,091,438
Diluted	60,834,393	60,035,667	61,739,717	60,527,529	61,929,200

Adjusted net earnings totalled $20.3 million for the second quarter of 2016, a $6.2 million increase from $14.1 million for the second quarter of 2015. Adjusted net earnings increased primarily due to an increase in gross profit and additional adjusted net earnings in 2016 derived from the Acquisitions, partially offset by increases in SG&A. The Company estimates that its adjusted net earnings for the second quarter of 2016 were positively impacted by the South Carolina Flood by approximately $2 million as a result of insurance claim settlement proceeds offsetting the negative adjusted net earnings impact of the South Carolina Flood.

Adjusted net earnings for the second quarter of 2016 increased $6.3 million from $14.0 million for the first quarter of 2016, primarily due to an increase in gross profit, partially offset by increases in SG&A and income tax expense.

Adjusted net earnings for the first six months of 2016 totalled $34.3 million, a $7.6 million increase from $26.8 million for the same period in 2015. Adjusted net earnings increased primarily due to an increase in gross profit, a decrease in income tax expense and additional adjusted net earnings in 2016 derived from the Acquisitions, partially offset by increases in SG&A. The Company estimates that its adjusted net earnings for the first six months of 2016 were not impacted by the South Carolina Flood as a result of insurance claim settlement proceeds offsetting the negative adjusted net earnings impact of the South Carolina Flood.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they allow management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$	$
Net earnings	13.7	9.5	11.7	23.2	23.5
Interest and other finance costs	1.4	0.9	1.4	2.3	1.4
Income tax expense	5.6	3.0	4.7	8.6	9.2
Depreciation and amortization	7.4	7.2	6.9	14.6	13.7

EBITDA	28.1	20.7	24.8	48.8	47.7
Manufacturing facility closures, restructuring and other related charges	2.1	1.7	0.1	3.8	0.8
Stock-based compensation expense	2.5	1.6	2.1	4.1	2.1
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	0.0	—	0.2	(0.0)
Loss (gain) on disposal of plant, property and equipment	0.1	(0.0)	0.0	0.1	0.0

Adjusted EBITDA	33.0	24.0	27.1	57.0	50.6

Adjusted EBITDA totalled $33.0 million for the second quarter of 2016, a $5.9 million or 21.7% increase from $27.1 million for the second quarter of 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA for the second quarter of 2016 was positively impacted by the South Carolina Flood by approximately $3 million as a result of insurance claim settlement proceeds offsetting the negative adjusted EBITDA impact of the South Carolina Flood.

Adjusted EBITDA for the second quarter of 2016 increased $9.0 million or 37.3% from $24.0 million for the first quarter of 2016, primarily due to an increase in gross profit, partially offset by an increase in SG&A.

Adjusted EBITDA for the first six months of 2016 totalled $57.0 million, a $6.4 million or 12.6% increase from $50.6 million for the same period in 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA in 2016 derived from the Acquisitions, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA for the first six months of 2016 was not impacted by the South Carolina Flood as a result of insurance claim settlement proceeds offsetting the negative adjusted EBITDA impact of the South Carolina Flood.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income (loss). Comprehensive income totalled $12.9 million for the second quarter of 2016, a $1.2 million decrease from $14.0 million for the second quarter of 2015, primarily due to an unfavourable FX impact from cumulative translation adjustments in the second quarter of 2016 compared to a favourable impact in the second quarter of 2015, partially offset by an increase in net earnings in the second quarter of 2016.

Comprehensive income for the second quarter of 2016 decreased $0.6 million from $13.4 million for the first quarter of 2016, primarily due to an unfavourable FX impact from cumulative translation adjustments in the second quarter of 2016 compared to a favourable impact in the first quarter of 2016, largely offset by an increase in net earnings in the second quarter of 2016.

Comprehensive income totalled $26.3 million for the first six months of 2016, an $8.3 million increase from $18.0 million for the same period in 2015, primarily due to a favourable FX impact from cumulative translation adjustments in 2016 compared to an unfavourable impact in 2015. This FX impact was partially offset by a larger increase in the change in fair value of the $40 million notional amount interest rate swap agreement liability in 2016 and the impact of the $60 million notional amount interest rate swap agreement liability entered into in the third quarter of 2015.

Off-Balance Sheet Arrangements

Except as noted below, there have been no material changes with respect to off-balance sheet arrangements since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2015.

Effective May 1, 2016, the Company entered into a five-year electricity service contract for one of its manufacturing facilities under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $13 million as of June 30, 2016 and would decline monthly based on actual service billings to date.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 68 in the second quarter of 2016 from 64 in the second quarter of 2015 and 65 in the first quarter of 2016. Inventories increased $10.6 million to $111.2 million as of June 30, 2016 from $100.6 million as of December 31, 2015 primarily due to an inventory build in anticipation of higher expected sales volume and annual maintenance shutdowns of certain facilities in the third quarter of 2016 as well as an increase in raw material purchases.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 40 in the second quarter of 2016 from 39 in the second quarter of 2015 and decreased from 41 in the first quarter of 2016. Trade receivables increased $9.5 million to $88.0 million as of June 30, 2016 from $78.5 million as of December 31, 2015, primarily due to an increase in the amount of revenue invoiced in the second quarter of 2016 as compared to the fourth quarter of 2015.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	June 30, 2016	March 31, 2016	June 30, 2015		June 30, 2016	March 31, 2016	June 30, 2015
Cost of sales (1)	$149.7	$149.7	$154.2	Revenue (1)	$201.5	$190.8	$196.6
Days in quarter	91	91	91	Days in quarter	91	91	91

Cost of sales per day (1)	$1.65	$1.65	$1.69	Revenue per day (1)	$2.21	$2.10	$2.16
Average inventory (1)	$111.8	$106.5	$108.8	Trade receivables (1)	$88.0	$85.8	$85.3

Days inventory	68	65	64	DSO	40	41	39

Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory				Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory
(1)	In millions of US dollars

Accounts payable and accrued liabilities decreased $6.4 million to $75.9 million as of June 30, 2016 from $82.2 million as of December 31, 2015 primarily due to a decrease in payables associated with the timing of payments for inventory.

Liquidity

The Company finances its operations through a combination of cash flows from operations and borrowings under its five-year $300 million revolving credit facility with a syndicate of financial institutions, which includes an incremental accordion feature of $150 million that could enable the Company to increase the limit of this facility by up to $150 million (subject to the terms and lender participation) if needed (“Revolving Credit Facility”).

The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company has access to the Revolving Credit Facility through November 2019. As of June 30, 2016, the Company had drawn a total of $151.0 million, resulting in loan availability of $149.0 million. In addition, the Company had $13.0 million of cash, yielding total cash and loan availability of $162.0 million as of June 30, 2016.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Cash Flows

Cash flows from operating activities decreased in the second quarter of 2016 by $1.4 million to $24.4 million from $25.7 million in the second quarter of 2015 primarily due to (i) an increase in trade receivables resulting from higher sales in the second quarter of 2016 and (ii) a decrease in accounts payable primarily associated with the timing of payments for inventory, partially offset by an increase in the accrual for variable compensation expense in the second quarter of 2016. These reductions to cash flows from operating activities were partially offset by an increase in gross profit.

Cash flows from operating activities increased $25.7 million to a $24.4 million inflow from a $1.3 million outflow in the first quarter of 2016 primarily due to a large seasonal increase in working capital in the first quarter of 2016 and an increase in gross profit during the second quarter of 2016.

Cash flows from operating activities decreased in the first six months of 2016 by $3.6 million to $23.1 million from $26.6 million in the same period in 2015 primarily due to a decrease in accounts payable primarily associated with the timing of payments for inventory and an increase in trade receivables resulting from higher sales in the second quarter of 2016 as compared to the second quarter of 2015, partially offset by an increase in gross profit.

Cash flows used for investing activities decreased in the second quarter of 2016 by $7.5 million to $13.8 million from $21.3 million in the second quarter of 2015. Cash flows used for investing activities decreased in the first six months of 2016 by $6.9 million to $23.3 million from $30.3 million in same period in 2015. The decrease for all periods was primarily due to the non-recurrence of the Better Packages acquisition funding in April 2015, partially offset by an increase in capital expenditures in 2016 related to the water-activated tape capacity expansion in Cabarrus County, North Carolina (“WAT Project”) and other initiatives discussed in the section entitled “Capital Resources” in the Company’s MD&A as of and for the year ended December 31, 2015.

Cash flows used for investing activities increased in the second quarter of 2016 by $4.3 million to $13.8 million from $9.5 million in the first quarter of 2016, primarily due to an increase in capital expenditures related mostly to the WAT Project in the second quarter.

Cash flows used in financing activities decreased in the second quarter of 2016 by $1.9 million to $12.2 million from $14.0 million in the second quarter of 2015, primarily due to a decrease in the repurchase of common shares, partially offset by an increase in net repayment of debt in the second quarter of 2016.

Cash flows used in financing activities increased $19.5 million to a $12.1 million outflow in the second quarter of 2016 from a $7.4 million inflow in the first quarter of 2016, primarily due to an increase in net repayments of debt in the second quarter of 2016 compared to an increase in net borrowing from debt in the first quarter due to funding seasonally high working capital requirements.

Cash flows used in financing activities increased in the first six months of 2016 by $16.5 million to a $4.8 million outflow compared to $11.7 million inflow in the same period in 2015, primarily due to a decrease in net borrowing from debt, partially offset by a decrease in the repurchase of common stock.

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows are defined by the Company as cash flows from operating activities less purchases of property, plant and equipment. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$	$
Cash flows from operating activities	24.4	(1.3)	25.7	23.1	26.6
Less purchases of property, plant and equipment	(13.8)	(9.5)	(6.2)	(23.3)	(15.1)

Free cash flows	10.6	(10.8)	19.6	(0.2)	11.5

Free cash flows decreased in the second quarter of 2016 by $9.0 million to $10.6 million from $19.6 million in the second quarter of 2015 primarily due to an increase in capital expenditures.

Free cash flows increased by $21.4 million to an inflow of $10.6 million from an outflow of $10.8 million in the first quarter of 2016, primarily due to a large seasonal increase in working capital in the first quarter of 2016 and an increase in gross profit in the second quarter of 2016, partially offset by an increase in capital expenditures in the second quarter of 2016.

Free cash flows decreased in the first six months of 2016 by $11.7 million to a $0.2 million outflow from a $11.5 million inflow in the same period in 2015, primarily due to an increase in capital expenditures and a decrease in cash flows from operating activities.

Long-Term Debt

The Company’s Revolving Credit Facility is with a syndicate of financial institutions and includes an incremental accordion feature of $150 million that could enable the Company to increase the limit of this facility by up to $150 million (subject to the Revolving Credit Facility’s terms and lender participation) if needed.

As of June 30, 2016, the Company had drawn a total of $151.0 million against the Revolving Credit Facility, which consisted of $149.1 million of borrowings and $1.9 million of standby letters of credit.

The Company had total cash and loan availability of $162.0 million as of June 30, 2016 and $182.3 million as of December 31, 2015.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of June 30, 2016). The LIBOR rate varies depending on the specific term of the outstanding LIBOR tranche within the Revolving Credit Facility. As of June 30, 2016, $141.0 million of borrowings was priced at 30-day US Dollar LIBOR and $8.1 million of US Dollar equivalent borrowings was priced at the 30-day Canadian Dollar Offering Rate.

The Revolving Credit Facility has three primary financial covenants: (1) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a purchase price of $50 million or more, (2) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (3) the aggregate amount of all capital expenditures in any fiscal year may not exceed $50 million. However, any portion of the allowable $50 million of capital expenditures not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter. The unused capital expenditures were $15.7 million as of December 31, 2015, resulting in total allowable capital expenditures of $65.7 million for the 2016 fiscal year.

The Company was in compliance with all three financial covenants, which were 1.58, 7.47 and $23.3 million, respectively, as of June 30, 2016.

Capital Expenditures

Capital expenditures totalled $13.8 million and $23.3 million for the three and six months ended June 30, 2016, as funded by the Revolving Credit Facility and cash flows from operations. The Company had commitments to suppliers to purchase machines and equipment totalling $20.9 million as of June 30, 2016, primarily to support capacity expansion projects and other initiatives discussed in the section entitled “Capital Resources” in the Company’s MD&A as of and for the year ended December 31, 2015. Capital commitments, as of June 30, 2016, are expected to be paid out in the next twelve months.

Contractual Obligations

Except as noted in the section entitled “Off-Balance Sheet Arrangements” above, there have been no material changes with respect to contractual obligations since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2015.

Capital Stock and Dividends

As of June 30, 2016, there were 58,602,835 common shares of the Company outstanding.

The table below summarizes equity-settled share-based compensation activity that occurred during the following periods:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Stock options exercised	60,200	132,500	82,500	152,500
Cash proceeds (in millions of US dollars)	$0.4	$0.4	$0.5	$0.4
Stock options expired or forfeited	—	2,500	—	2,500
PSUs granted	—	126,460	392,572	363,600
PSUs cancelled	3,008	—	3,008	—
DSUs granted	—	27,023	11,714	36,797
Shares issued upon DSU settlement	—	6,397	—	6,397

The Company paid a cash dividend of $0.13 per common share on March 31 and June 30, 2016 to shareholders of record at the close of business on March 21 and June 15, 2016, respectively.

On August 10, 2016, the Board of Directors amended the Company’s dividend policy to increase the annualized dividend from $0.52 to $0.56 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends. Since the dividend policy was reinstated in August 2012, the Company has paid an aggregate of $88.3 million in dividends.

On August 10, 2016, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on September 30, 2016 to shareholders of record at the close of business on September 15, 2016.

The dividends paid and payable in 2016 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 10, 2015, the Company entered into a normal course issuer bid (“NCIB”) which entitled the Company to repurchase for cancellation up to 4,000,000 of the Company’s common shares issued and outstanding. As of June 30, 2016, 2,332,700 shares remained available for repurchase. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016, and following the renewal, 4,000,000 shares are again available for repurchase. As of August 10, 2016, no shares have been repurchased under the renewed NCIB.

The table below summarizes the NCIB activity that occurred during the following periods:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Common shares repurchased	—	347,100	147,200	967,088
Average price per common share including commissions	—	CDN$17.11	CDN$15.77	CDN$17.35
Total purchase price including commissions (1)	—	$4.9	$1.7	$13.5

(1)	In millions of US dollars

Financial Risk, Objectives and Policies

There has been no material change with respect to financial risk, objectives and policies since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Financial Risk, Objectives and Policies” in the Company’s MD&A as of and for the year ended December 31, 2015.

Litigation

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of June 30, 2016.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods. The Financial Statements should be read in conjunction with the Company’s 2015 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 16 – Leases which will replace IAS 17 – Leases was issued in January 2016. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2016 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2015, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, the South Carolina Flood, the South Carolina Project, income tax and effective tax rate, availability of funds and credit, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.